August 11, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attn: Christina Chalk

Re:	BioNTech SE

Draft Registration Statement on Form F-4

Submitted June 30, 2025

CIK No. 0001776985

Ladies and Gentlemen:

On behalf of our client, BioNTech SE, a European stock corporation organized under the laws of Germany and the European Union (the “Company”), we are submitting this letter in response to a letter, dated July 23, 2025, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form F-4 confidentially submitted to the Commission on June 30, 2025 (the “Draft Registration Statement”). The Company is concurrently publicly filing the Registration Statement on Form F-4 (the “Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated the text of the Staff’s comments into this response letter in italics. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Registration Statement, and page references otherwise correspond to the page numbers in the Draft Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 11, 2025

The responses provided herein are based upon information provided to Covington & Burling LLP by the Company. In addition to submitting this letter via EDGAR, we are sending this letter and the Registration Statement (marked to show changes from the Draft Registration Statement) via email.

Draft Registration Statement on Form F-4

Cover Page

1.

We note the following statement on the cover page of the prospectus: “The offer to purchase all of the CureVac shares in exchange for BioNTech ADSs contemplated by this offer to exchange/prospectus is not made in the United Kingdom, except to persons who are qualified investors as defined in the Prospectus Regulation (as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended).” Please advise in your response letter how this statement is consistent with the all-holders provisions of Rule 14d-10(a)(1) or delete this language.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure and relocated it to page 63 of the Registration Statement.

The Company further advises the Staff that, although offers into the United Kingdom are limited as set out in the identified disclosure, the ability of United Kingdom persons to participate in the exchange offer is not limited, consistent with the all-holders provisions of Rule 14d-10(a)(1). This is consistent with the approach contemplated by the Commission’s 2008 cross-border rules. See Cross-Border Tender Offer, Exchange Offer, Rights Offerings, and Business Combination Rules, 73 Fed. Reg. 60050, 60075 (Oct. 9, 2008) (“Although foreign target holders may not be excluded from U.S. tender offers under [the all-holders] provisions, our rules do not require dissemination of offer materials outside the United States.”); see also id. at n.333 (“[A] statement that a tender offer is not being made into a particular jurisdiction is permissible where it means that tender offer materials are not being distributed into that jurisdiction.”).

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 11, 2025

What will CureVac shareholders receive in the offer? Will they have to pay any fees or commissions?, page 4

2.

Here or in a similarly prominent location at the forepart of the prospectus, please include a chart illustrating how the exchange offer collars would operate. See the disclosure on page 25 and the chart on page 44 showing sample calculations of the offer consideration, based on various different price points for BioNTech ADSs. Indicate whether there is a means by which CureVac shareholders may access the exchange ratio on a daily basis while the offer is pending.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 4 of the Registration Statement.

How will untendered CureVac shares be affected after the offer?, page 5

3.

Revise to clearly state that if the exchange offer is consummated, including at the reduced minimum tender condition of 75%, any CureVac shares not tendered into the offer will be acquired by BioNTech. Rather than stating that any remaining CureVac shareholders “will be compensated as set out in the post-offer reorganization,” state the value of the per share consideration they will receive, including whether it will be at the same exchange ratio as in the offer, and the same form of consideration (BioNTech ADSs) and when such “squeeze-out” would occur, relative to the expiration of the exchange offer. Provide the same clarification in the section entitled “The Post-Offer Reorganization and the New Topco U.S. Tax Election” on pages 16-17.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 5, 17 and 58-59 of the Registration Statement.

Can the offer be extended and, if so, under what circumstances?, page 8

4.	Here and where appropriate in the prospectus, clarify whether and for how long the offer would be extended if the minimum acceptance condition is reduced from 80% to 75%.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 9, 17 and 58 of the Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 11, 2025

Acceptance for Exchange of CureVac Shares; Delivery of BioNTech ADSs; Capital Increases, page 18

5.

Provide additional details about the “share capital increase” BioNTech must implement after the expiration of the initial and subsequent offering periods. For example, explain what this process entails, why it is not being effectuated before the expiration of the initial or subsequent offering periods, respectively, and whether any aspects of that share capital increase are outside the control of BioNTech.

Response: The Company respectfully acknowledges the Staff’s comment and provides the following additional information regarding the share capital increases.

The Company respectfully advises the Staff that the capital increase process is a standard requirement for any issuance of new ordinary shares (or ADSs with ordinary shares underlying them) of any stock corporation organized under the laws of Germany. For example, a similar process was required in connection with the Company’s issuance of new BioNTech ADSs as consideration for its acquisition of Neon Therapeutics, Inc. See pp. 227-228 of the Company’s registration statement on Form F-4, filed April 1, 2020. And the subscription agent in this offering has served in a similar capacity in the Company’s prior underwritten offerings. See, e.g., pp. 208, 233-234 of amendment no. 1 to the Company’s registration statement on Form F-1, filed July 23, 2020; pp. 302-303 of amendment no. 3 to the Company’s registration statement on Form F-1, filed October 9, 2019.

In this case, the Company currently has authorized capital sufficient to issue the maximum possible number of ordinary shares needed to underly BioNTech ADSs assuming the tender of 100% of the outstanding CureVac shares in the offer. Accordingly, no vote of the Company shareholders is required.

However, in order to create and issue the ordinary shares needed to underly the BioNTech ADSs, the Company must undergo share capital increases against contribution in kind (the contribution in kind being the CureVac shares) under German law.

With respect to CureVac shares tendered in the initial offer, the actual implementation of the share capital increase will be initiated promptly following the expiration of the offer. The Purchase Agreement requires that the Company initiates this first capital increase promptly following the expiration

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 11, 2025

of the initial offer, but in any event no later than the fifth business day thereafter. At that time, CureVac shareholders will have tendered CureVac shares (allowing the subscription agent to contribute them to the Company and to receive BioNTech ordinary shares) and the exact number of CureVac shares tendered in the initial offer (and therefore, the exact number of BioNTech ordinary shares to be issued) will be known. The foregoing is necessary to effectuate the first capital increase. The first capital increase therefore cannot be initiated prior to or be a condition of the expiration of the initial offer.

The implementation of the capital increase will require the following key steps:

•

The CureVac shares will be transferred from the CureVac holders to the subscription agent. The Company and the subscription agent will be party to a German-law Subscription Agent Agreement laying out the subscription agent’s rights and responsibilities.

•	The subscription agent will execute a subscription certificate. The subscription certificate is the written declaration of the subscription agent to subscribe to the new BioNTech ordinary shares.

•

The subscription agent will cause the tendered CureVac shares to be transferred to the Company, constituting the contribution in kind. This contribution will be governed by a German-law Contribution Agreement.

•

The corresponding increase in BioNTech share capital (i.e., the creation of the new ordinary shares needed to underly the BioNTech ADSs to be delivered to the former CureVac shareholders as consideration) must be registered with the Company’s commercial register. The Company’s commercial register is administered by the German local court of Mainz as registry court.

•

Upon receipt of the commercial register filing, the registry court will assess compliance with the formal requirements of the capital increase, including board resolutions, filings, subscription, and receipt of consideration exceeding nominal value. If the registry court has no objections, it will proceed with the registration of the capital increase. If the commercial register finds that the requirements for the capital increase have not been met, it may issue an interim order to the Company and request corrective action. The registry court will register the capital increase once any deficiencies are cured.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 11, 2025

•	The newly created BioNTech ordinary shares will be issued to the subscription agent.

•

The subscription agent will promptly cause the newly issued BioNTech ordinary shares to be onward delivered to the depositary for the Company’s ADS program, to be held in custody in accordance with the existing Deposit Agreement by and between the Company and the depositary.

•

The new BioNTech ADS position will be issued on the records of the Company’s transfer agent (who is also acting as exchange agent), and onward delivered by the exchange agent to the CureVac shareholders.

The above process will be repeated promptly following the expiration of the subsequent offering period. The Purchase Agreement requires that the Company initiate the subsequent increase promptly following the expiration of the subsequent offering period, but in any event no later than the fifth business day thereafter.

The Company has revised the disclosure on pages 6-7, 20, 31 and 56-57 of the Registration Statement, consistent with the above.

6.

See our last comment above. We understand that payment for tendered CureVac shares may be delayed for a period of weeks after offer expiration. While you seek to rely on Rule 14d-1(d)(2)(iv), it appears that the sole trading market for CureVac’s shares is in the United States. Please explain in your response letter what German or Dutch legal provisions apply to this offer, including what prompt payment requirements exist under applicable foreign law and how such foreign payment rules or practice are inconsistent with U.S. law (if at all). See e.g., Compliance and Disclosure Interpretation 100.02 (October 17, 2018) under Cross-Border Exemptions.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff as follows.

German law governs the ability of the Company to issue new ordinary shares to underly the BioNTech ADSs to be delivered as consideration for the exchange offer. Specifically, German law requires the capital increase process set out in detail in response to comment 5 above, including action by the registry court.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 11, 2025

As described above, this process must be initiated after the expiration of the offer and must be concluded before consideration can be delivered to the CureVac shareholders. The Company has committed in the Purchase Agreement, and commits to the Staff, to undertake this process expediently, and will not delay settlement of the offer any more than necessary to abide by the requirements of German law to complete the capital increase.

As neither the Company nor CureVac are traded on a German or Dutch exchange, neither German nor Dutch takeover law applies to this transaction, including with respect to prompt payment rules. However, the offer of BioNTech ADSs into each member state of the European Union is subject to Regulation (EU) 2017/1129, commonly referred to as the “Prospectus Regulation.” In order to comply with the Prospectus Regulation, a prospectus pursuant thereto (the “EU Prospectus”) is being prepared in connection with the exchange offer and being reviewed by the German Federal Financial Supervisory Authority (Bundesanstalt für. Finanzdienstleistungsaufsicht) (“BaFin”). The EU Prospectus contains substantial detail regarding the capital increase and settlement processes, consistent with the disclosure in the Registration Statement. The offer will not be commenced until BaFin approves such prospectus.

The Company respectfully submits that, as set out above, settlement of the exchange offer is being contemplated “in accordance with the requirements of the home jurisdiction law or practice” as required pursuant to Rule 14d-1(d)(2)(iv). As noted in the Compliance and Disclosure Interpretation identified by the Staff, the cross-border exemptions permit reliance on a competing foreign regulatory regime. And the Company submits that, although not a competing tender regime, BaFin’s review of the EU Prospectus, including the settlement discussion therein, is entitled to consideration. Moreover, the Company suggests that a key purpose of the cross-border exemptions is to permit a reasonable path forward where conflicts with local law might make an otherwise permissible offer unworkable. See, e.g., Cross-Border Tender Offer, Exchange Offer, Rights Offerings, and Business Combination Rules, 73 Fed. Reg. at 60500 (“The purpose of the exemptions is to address conflicts between U.S. and foreign regulations . . . .”); id. at 60052 (discussing reasons for the exemptions, including that “cross-border business combination transactions frequently present conflicts between U.S. and foreign regulatory systems”). That is the situation here.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 11, 2025

The Company believes reliance on Rule 14d-1(d)(2)(iv) is permissible for the reasons set out above. In the alternative, the Company submits that the proposed structure satisfies Rule 14e-1(c)’s “prompt” settlement requirement consistent with Compliance and Disclosure Interpretation 162.07 (March 17, 2023) under Tender Offer Rules and Schedules (“C&DI 162.07”).

C&DI 162.07 addresses scenarios where, as here, a regulatory approval is required prior to settling a tender offer. Pursuant to C&DI 162.07, “[d]epending on the length of the delay resulting from the offeror awaiting regulatory approvals, the staff will not object to the delay, provided the tender offer materials fully disclose the possibility of such delay.” C&DI 162.07 effectively lays out two considerations (1) the length of the delay and (2) the disclosure of the delay. Each of those considerations is addressed in this transaction.

As to the length of the delay, C&DI 162.07 does not specify the permissible length. Here, the Company has committed to keeping the delay as short as feasible, while still complying with German law requirements applicable to it. Although the Company has conservatively suggested the process could take three weeks or more in its disclosure (to ensure no undue surprises to investors), it is optimistic that the entire process will occur much more quickly.

As to disclosure, the risk of delay is fully and prominently disclosed in several places in the Registration Statement. See pages 6, 20, 31 and 56-57.

For all of these reasons, the Company respectfully submits that the proposed settlement structure complies with Rule 14e-1(c).

7.

Disclosure in the second paragraph on page 19 states that under the Purchase Agreement, BioNTech must initiate a share capital increase “promptly following the acceptance time.” However, in the last sentence of that paragraph, you state that “BioNTech is obligated to close the initial and subsequent offering periods within 10 business days of the effectiveness of the first and second capital increases, respectively.” Since acceptance of tendered shares occurs immediately after the expiration of each respective offering period, please revise to explain how this works, as a practical matter.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 20 of the Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 11, 2025

Cautionary Statement Concerning Forward-Looking Statements, page 34

8.

The safe harbor for forward-looking statements does not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Exchange Act of 1934. Please revise the disclosure here accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 36 of the Registration Statement.

Interests of CureVac’s Supervisory and Management Directors in the Offer CureVac Share Ownership, page 43

9.

Refer to the disclosure at the bottom of page 42. Please provide additional details about the affiliations between supervisory and management directors who own CureVac shares, and how those affiliations may result in such individuals having interests in this transaction not shared by other CureVac shareholders.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 52 of the Registration Statement.

Conditions to the Offer, page 101

10.

Refer to the following sentence in the last paragraph in this section: “In addition, the foregoing conditions are in addition to, and not a limitation of, the rights and obligations of BioNTech to extend, terminate, amend, or modify the offer…” To avoid being illusory in contravention of Regulation 14E of the Exchange Act, the offer may be terminated only upon the occurrence or non-occurrence of objective criteria that are outside the control of BioNTech. Please revise this language, which implies that the bidder may elect to terminate the offer at any time, independent of the listed offer conditions.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has deleted the identified disclosure on page 113 of the Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 11, 2025

Please contact me at (212) 841-1113 with any questions or further comments regarding our response to the Staff’s comments. Please send any electronic correspondence to my e-mail address: mgehl@cov.com.

Sincerely,

/s/Matthew T. Gehl
Matthew T. Gehl

cc:	Prof. Ugur Sahin, M.D., Chief Executive Officer, BioNTech SE

James Ryan, Ph.D., Chief Legal and Business Officer, BioNTech SE

Paul Claydon, Covington & Burling LLP

Jack S. Bodner, Covington & Burling LLP

Charles A. Dobb, Covington & Burling LLP

Howard L. Ellin, Skadden, Arps, Slate, Meagher & Flom LLP

June S. Dipchand, Skadden, Arps, Slate, Meagher & Flom LLP

Stephan Hutter, Skadden, Arps, Slate, Meagher & Flom LLP

Holger Hofmeister, Skadden, Arps, Slate, Meagher & Flom LLP